VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

May 19, 2020

Re:	Request for Selective Review of Initial Registration Statement on Form S-3

Brighthouse Life Insurance Company of NY

Brighthouse Shield® Level 10 Annuity (File No. 333-238214)

To the Commission:

Vedder Price P.C. (“Vedder Price” or “counsel”), counsel to Brighthouse Life Insurance Company of NY (the “Company”), previously submitted a transmittal letter on the Company’s behalf concerning the May 13, 2020 filing under the Securities Act of 1933, as amended (the “1933 Act”), of the Company’s initial registration statement on Form S-3 (the “New Registration Statement”) for certain individual single premium deferred index-linked separate account annuity contracts (the “Contracts”), referred to as the Brighthouse Shield® Level 10 Annuity (the “Level 10 Annuity”). The primary purpose for which the New Registration Statement was filed is because of the requirement in Rule 415(a)(5) under the 1933 Act to file a new registration statement within three years of the effective date of the initial registration statement. As indicated on the facing page of the New Registration Statement, the Company is carrying forward unsold interests previously registered in connection with the Current Registration Statement (as identified below).

The Company is supplementing counsel’s prior correspondence to request selective review by the Commission’s staff (the “Staff”) of the New Registration Statement. The Company notes that the Staff previously reviewed the currently effective registration statement for the Contracts as follows:

•	Level 10 Annuity: File No. 333-216486; SEC Accession No. 0001193125-17-146839; declared effective on May 15, 2017 (the “Current Registration Statement”).

The New Registration Statement for the Level 10 Annuity is substantively similar to the Current Registration Statement, with the exception of certain clarifying, updating and other non-material changes, including changes made in response to Staff comments on a recent Shield registration statement filed by the Company. Accordingly, because the New Registration Statement will provide only very limited new material for review by the Staff, the Company requests that the New Registration Statement be accorded selective review by the Staff. In this connection, the Company notes that if the New Registration Statement was eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes from the prior filings noted. The Company has reviewed the New Registration Statement and represents that it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the New Registration Statement would be eligible for Rule 485 generally).

To facilitate selective review of the New Registration Statement by the Staff, Vedder Price has provided, under separate cover, a courtesy copy of the prospectus included in the Current Registration Statement (dated May 15, 2017) marked against the prospectus included in the New Registration Statement. The Company respectfully requests that the Staff limits its review to the highlighted changes reflected therein.

If you have any questions or comments regarding the New Registration Statement or this request for selective review, please call Nate Segal or Tom Conner of Vedder Price at (312) 609-7747 or (202) 312-3331, respectively.

Sincerely, BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY By: /s/ Michele H. Abate Name: Michele H. Abate Title: Associate General Counsel